Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES A CONVERTIBLE PREFERRED STOCK OF AVINGER, INC.

Avinger, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.

The name of the Corporation is Avinger, Inc., and the original Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of this Corporation was filed with the Secretary of State of the State of Delaware on February 15, 2018 (the “Certificate of Designation”).

2.	The Certificate of Designation is hereby amended as follows:

a.	The following definitions are added to Section 1 of the Certificate of Designation:

““Stockholder Approval” means approval from the stockholders of the Corporation of an amended and restated Certificate of Incorporation that authorizes at least 125 million shares of Common Stock.”

b.

The first sentence of Section 6(a)(i) of the Certificate of Designation is hereby amended and restated in its entirety to read: “Conversion Ratio. Following the Stockholder Approval, each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion.

c.

The first sentence of Section 6(c)(ii) of the Certificate of Designation is hereby amended and restated in its entirety to read: “Reservation of Shares. Following the Stockholder Approval, the Corporation shall at all times when the Series A Preferred Stock shall be outstanding and convertible, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Designation and the Certificate of Incorporation.”

d.

Section 6(l) of the Certificate of Designation is hereby amended and restated in its entirety to read: “Company Option. Beginning on or after the later of: (x) January 1, 2019 and (y) the Stockholder Approval, and subject to the Nasdaq Stockholder Approval being deemed effective, if the Corporation’s average market capitalization is equal to at least $100,000,000 (A) on such date based on the volume-weighted average closing price per share of Common Stock on such date multiplied by the number of outstanding shares of Common Stock on such date and (B) for the most recently completed fiscal quarter prior to such date based on the volume-weighted average closing price per share of Common Stock for such fiscal quarter multiplied by the number of outstanding shares of Common Stock on the last trading day of such quarter (i) then the Corporation may, at its option, elect that the outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the then effective conversion rate as calculated pursuant to Subsection 6(a)(i) (such date, the “Mandatory Conversion Time”) and (ii) such shares may not be reissued by the Corporation as shares of such series; provided no shares of Series A Preferred Stock of any holder shall be automatically converted pursuant to this Section 6(l) to the extent, as a result of such conversion, the Beneficial Ownership Limitation would be exceeded for such holder; and provided further that prior to the Mandatory Conversion Time, the Corporation shall set aside, declare and pay in full all accrued but unpaid Dividends prior to the Mandatory Conversion Time.”

3.	The foregoing amendment has been duly approved by the board of directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.

The foregoing amendment has been duly approved by the holders of Series A Convertible Preferred Stock of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.	This Certificate of Amendment shall become effective upon filing with the Secretary of State for the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation as of October 31, 2018.

AVINGER, INC.

By:	/s/ Jeffrey M. Soinski
Jeffrey M. Soinski
President and Chief Executive Officer